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Agreement; and (c) the written consent of the General Partner to such substitution is obtained, the granting of which shall not be unreasonably withheld. The Partnership's records shall be amended to reflect the substitution of Limited Partners at least once in each calendar quarter.

      11.3 Transfer Fee. On any assignment of Units, any substitution of an assignee as a Limited Partner or any redemption of Units, the Partnership may charge a transfer fee to cover reasonable out-of-pocket expenses in connection with the substitution.

      11.4 General. No transfer or assignment or redemption of any Units shall be made if it would result in the Partnership being treated as an association taxable as a corporation for tax purposes or as a publicly traded partnership. In addition, no transfer of any Unit will be recognized or effective for any purpose to the extent that it is determined by the General Partner to be effectuated through an established securities market or a secondary market (or the substantial equivalent thereof) within the meaning of Section 7704 of the Code and the applicable Treasury Regulations thereunder so as to adversely affect the tax status of the Partnership as a partnership rather than as an association taxable as a corporation. The General Partner, in its sole discretion, may impose any restrictions on transfers or assignments of Units as it deems appropriate to give effect to the preceding two sentences including prohibitions of any transfers or assignments of Units which fall outside the safe harbors described in Section 1.7704-1 of the Treasury Regulations. A Limited Partner must obtain the consent of the General Partner to any transfer or assignment, which consent shall not be unreasonably withheld. Any prohibition on a transfer or assignment shall be supported by an opinion of counsel that it is necessary to give effect to the first two sentences of this paragraph. In connection therewith, the General Partner shall be permitted to amend this Agreement without the consent of the Limited Partners. Assignments and substitutions shall be effective on the first day of the month following the month in which there has been full compliance with the requirements of this Article 11. For the purposes of this Article 11, a pledge of Units shall be deemed to be an assignment of such Units.